Exhibit 99.48
June 10, 2025
BY SEDAR+
Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island
Dear Sirs/Mesdames:
Re: Confirmation of reliance by Aya Gold & Silver Inc. (“Aya”) on DÉCISION No 2021-PDG-
0066 Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d'émetteurs établis bien connus (the “AMF Order”) of the Autorité des marchés financiers and each of the equivalent orders or instruments in each of the other provinces of Canada as described or contemplated by CSA Staff Notice 44-306 – Blanket Orders Exempting Well known Seasoned Issuers from Certain Prospectus Requirements (the “Other Orders”, and together with the AMF Order, the “Blanket Orders”)
Please be advised that we hereby confirm that we are relying on the Blanket Orders in connection with our filing of a final short form base shelf prospectus dated as of the date hereof (the “Base Shelf Prospectus”).
Pursuant to paragraph 3 l) iv) of the AMF Order and each comparable paragraph of the Other Orders, Aya satisfies the definition of “well-known seasoned issuer” or “WKSI” (as defined in each of the Blanket Orders) as Aya has outstanding listed equity securities that have a “public float” (as defined in each of the Blanket Orders) of approximately $1.83 billion, determined as of June 6, 2025.
The undersigned, for and on behalf of Aya and without personal liability, hereby certifies that:
(a)Aya meets the definition of a WKSI as of a date within 60 days preceding the date hereof;
(b)Aya is and has been a reporting issuer in at least one jurisdiction of Canada for the last 12 months;
(c)Aya is eligible to file a short form prospectus and has satisfied the criteria of section 2.2 of Regulation 44-101 respecting Short Form Prospectus Distributions (“Regulation 44-101”);
(d)Aya has satisfied the requirements to be qualified to file a short form prospectus under section 2.8 of Regulation 44-101;
(e)Aya disclosed gross revenue, derived from mining operations, above the $55 million threshold for its most recently completed financial year, and above the $165 million threshold in the aggregate for its three (3) most recently completed financial years;

(f)Aya is not an ineligible issuer (as defined in any of the Blanket Orders);
(g)Aya is not an investment fund;
(h)Aya has no outstanding asset-backed securities;
(i)the Base Shelf Prospectus:
(i)complies with the requirements of Regulation 41-101 respecting General Prospectus Requirements, Regulation 44-101, and Regulation 44-102 respecting Shelf Distributions (except as provided in paragraphs 1 and 2 of the AMF Order and each comparable paragraph of the Other Orders);
(ii)does not qualify the distribution of any asset-backed security;
(iii)includes as part of the basic disclosure about the distribution the following statement on the cover page: “filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer”; and
(iv)includes cover page disclosure confirming that Aya qualifies as a WKSI and the date of that determination;
(j)concurrently with the filing of the Base Shelf Prospectus and this letter, Aya has paid the fee otherwise required for the filing of a preliminary short form prospectus;
(k)Aya has delivered to the regulator any personal information forms that would be required under section 4.1 of Regulation 44-101 if Aya were filing a preliminary short form prospectus; and
(l)Aya is filing this letter in place of a preliminary base shelf prospectus in compliance with the requirements of paragraph 3 l) of the AMF Order and each comparable paragraph of the Other Orders.
If you have any questions or require further information in respect of the foregoing, please do not hesitate to contact the external legal counsel of the undersigned at alexandra.persaud@nortonrosefulbright.com.
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Yours faithfully,

AYA GOLD & SILVER INC.

By:	(signed) “Benoit La Salle”
Name:	Benoit La Salle
Title:	President & CEO
[WKSI Filing Letter]